Exhibit 99.1

Lexmark and Kofax announce HSR clearance for proposed transaction

Lexington, Ky. and Irvine, Calif., May 8, 2015

•	Lexmark International, Inc. and Kofax Limited (NASDAQ: KFX) today announced that the applicable waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 has expired with respect to Lexmark’s proposed acquisition of Kofax via merger.

•	The German Federal Cartel Office has also granted approval of the merger.

•	As previously announced on March 24, 2015, Lexmark and Kofax entered into a definitive agreement pursuant to which Lexmark would acquire Kofax in a cash transaction for $11.00 per share.

•	The expiration of the HSR waiting period and the approval by the German Federal Cartel Office satisfy two of the conditions to close the proposed acquisition. The proposed acquisition remains subject to certain other conditions, including the absence of a material adverse change in Kofax’s business and the adoption of the merger agreement by the Kofax shareholders.

•	The shareholders of Kofax are scheduled to vote to approve the merger on May 18, 2015, and, assuming shareholder approval, the transaction is expected to close on or around May 21, 2015.

About Lexmark

Lexmark (NYSE: LXK) creates enterprise software, hardware and services that remove the inefficiencies of information silos and disconnected processes, connecting people to the information they need at the moment they need it. Open the possibilities at www.Lexmark.com.

About Kofax

Kofax is a leading provider of smart process applications to simplify and transform the First Mile™ of customer engagement. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit Kofax.com.

Lexmark, the Lexmark logo and Open the possibilities are trademarks of Lexmark International, Inc., registered in the U.S. and/or other countries. All other trademarks are the property of their respective owners.

© 2015 Kofax Limited. Kofax and Kofax TotalAgility are registered trademarks and First Mile is a trademark of Kofax Limited.

Additional Information and Where To Find It

On April 14, 2015, Kofax filed a Form 6-K with the Securities and Exchange Commission (“SEC”) that contained an information statement in connection with the proposed transaction with Lexmark. The information statement is being sent or given to Kofax shareholders of record. SECURITY HOLDERS ARE URGED TO READ THE INFORMATION STATEMENT CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT KOFAX AND THE PROPOSED TRANSACTION. The information statement and other relevant materials, and any other documents filed by Kofax with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov, or by going to the Investor Relations page on the Kofax corporate website at www.kofax.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties which may cause the company’s actual results or performance to be materially different from the results or performance expressed or implied by the forward-looking statements. Factors that may impact such forward-looking statements include, but are not limited to, failure to receive Kofax shareholder approval of the Merger Agreement and Statutory Merger Agreement; failure of other closing conditions causing the Merger Agreement not to be consummated; litigation or legal proceedings preventing the consummation of the merger; and other risks described in Kofax and Lexmark’s Securities and Exchange Commission filings. Kofax and Lexmark undertake no obligation to update any forward-looking statement.

Lexmark Investor Contact:

John Morgan

859-232-5568

jmorgan@Lexmark.com

Lexmark Media Contact:

Jerry Grasso

859-232-3546

ggrasso@Lexmark.com

Kofax Media Contact:

Laura Brandlin

949-783-1545

Laura.brandlin@kofax.com

Kofax Investor Contact:

Todd Kehrli

323-468-2300

kfx@mkr-group.com